X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2005 SEP 22 P 12:

05011403

DELIVERED BY MAIL

September 15, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release by X-Cal Resources Ltd. dated September 15, 2005.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
SEP 22 2005
THOMSON
FINANCIAL

Sharon MacLellan
/sml
+ encl

9/22

X-Cal Resources Ltd.

TSX/XCL **September 15, 2005**

RECEIVED

News Release

X-Cal and Placer to Explore Reese River Pediment Properties Lander County, Nevada

X-Cal Resources Ltd and Placer Dome Exploration and Placer Dome US have entered into a letter agreement to jointly explore the Reese River Pediment properties, located in Lander County, Nevada. The project area is composed of three claim blocks totaling approximately 3,000 acres, located west of X-Cal's Mill Creek Gold property, where north trending range front structures intersect the northwest trending Battle Mountain Trend.

X-Cal has paid the federal annual claim fees for the Reese River Pediment Properties and agreed to carry out a minimum of $US 200,000 of drilling prior to September 30, 2006.

Upon completion of a detailed agreement, title to the claims will be transferred from Placer Dome to X-Cal. A work program will be designed jointly by X-Cal and Placer Dome for 2006, but will be funded 100% by X-Cal. The budget for the 2006 program will be an amount set by mutual agreement, but not less than $US 200,000.

Upon completion of the year one program, Placer Dome will have a onetime right to triple X-Cal's expenditures in years two and three to earn a 51% interest in the properties. If Placer Dome triples X-Cal's expenditures, it will gain the right to earn an additional 19% by covering all costs associated with exploration and development of the properties until a feasibility study has been produced. For clarity, X-Cal's year one

budget could be the only expenditure by X-Cal until feasibility, at which point the project would be 70% owned by Placer Dome and 30% owned by X-Cal. A number of default points could vary the ratios. For example, if X-Cal does not meet its year one minimum, the project will be returned 100% to Placer Dome. If X-Cal completes year one and Placer Dome does not triple X-Cal's year one expenditure, then X-Cal will retain 100% of the project and deliver a 2% NSR to Placer Dome. The detailed agreement is being drafted. A short form summary will be announced upon completion.

The Reese River Pediment Properties are located on the western side of the Shoshone Range. The Phoenix Fortitude and Cove McCoy gold mines are located across the Reese River Valley, west of the X-Cal/Placer properties. Placer Dome's 60% owned Cortez Gold Mine is located southeast of the properties on the Crescent Valley side of the Shoshones. (see location map at www.x-cal.com).

The early stage project was conceived and staked by Placer Dome. The pediment is thought to be shallow in this location with a favorable structural setting. A summary power point presentation can be viewed at www.x-cal.com.

X-Cal also has 100% of the nearby Mill Creek gold project, located in Lander County, which is currently under option to Placer Dome (see press releases dated June 29 and July 11/2005).

X-Cal is also 50% owner of the Sleeper Joint Venture, which is exploring the 30 square mile Sleeper Gold District, located in Humboldt County, Nevada.

X-Cal is pleased to announce the Reese River Pediment Project in association with Placer Dome and will make further information available in due course.

Caution Concerning Forward-Looking Statements

This news release and related images contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Reese River Pediment Properties and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Reese River Pediment Properties Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Reese River Pediment Properties.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

REESE RIVER PROPERTY
USGS GRAVITY


Fortitude
VIRGIN FAULT
Slaven
Fire Creek
Hilltop
Cove
McCoy
MILL CREEK PROPERTY
Tenabo
Elder Creek
Gold Acres
Pipeline
REESE RIVER PROPERTY
CAETANO TROUGH
Cortez
Buckhorn
Pediment
Cortez Hills
Horse Canyon
ET Blue
0
7.5
15
kilometers

X-Cal Resources Ltd.